FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated April 26, 2012

TRANSLATION

Note I/YPF No. 24/2012

Buenos Aires, April 26, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Information pursuant to Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

We hereby inform you that, the Company was notified of the preliminary injunction granted in connection with the file: “LOPEZ OSVALDO FEDERICO AND OTHER VS. REPSOL YPF S.A. RE: APPEAL RE: INCIDENT OF PRELIMINARY INJUNCTION” File N° 4444/2012 pending before the Labor Court of First Instance of the North Judicial District, in charge of Dr. Edith Miriam Cristiano, Secretary in charge of Dr. Aida Estela Martinez, located in National Route N 3- Ex-Camp YPF- Rio Grande, Tierra del Fuego Province, which provides for the suspension of the exercise of the political and economic rights provided for in YPF S.A.’s bylaws with respect to the 45,215,888 ADSs, each of which represents one ordinary Class D share of YPF S.A. (which are listed in the New York Stock Exchange –NYSE– as American Depositary Shares –ADS–), sold by Repsol YPF S.A. during March 2011, while the nullity claim brought in such proceedings is solved.

Under the mentioned preliminary injunction, the holders of said shares will not be able to, directly or through representatives: participate or vote in the Ordinary or Extraordinary Shareholders’ Meetings, receive dividend payments, compensation or other economic benefits, exercise their preferential rights, accretion rights, rights to access information or any of the rights set forth by YPF S.A. bylaws with respect to the shareholders of such company.

In addition, YPF S.A. –as the issuer of such shares- is ordered to notify, by itself or through operators and/or brokers, the suspension of the rights mentioned above, and to do all that is required to make the preliminary injunction effective.

It is also informed, that while the company is not been pursued in these proceedings, it has undertaken legal actions to revert the resolution of the judge, which is considered inappropriate. In that sense, the company has requested to be party to these proceedings as an interested third party, and has filed the required complaints.

Yours faithfully,

Architect Julio M. DE VIDO
Interventor, Decree No. 530/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 26, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Interventor